

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Annie Pratt
President
Atlis Motor Vehicles Inc
1828 N. Higley Rd. Suite 116
Mesa, AZ 85205

> **Re: Atlis Motor Vehicles Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 4**
> **Filed May 17, 2022**
> **File No. 024-11714**

Dear Ms. Pratt:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment Filed May 17, 2022

Corporate Governance, page 43

1. Please revise to disclose the date of the shareholder notification and disclose whether you have received the Certificates of Validation from the State of Delaware.

General

2. We note that your auditor's consent is dated December 8, 2021. Please file an updated auditor's consent in connection with your audited financial statements.

Please contact Evan Ewing, Staff Attorney at (202) 551-5920 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jordan Christensen